Exhibit 21.1

SUBSIDIAIRES OF AOCHUANG HOLDINGS, INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
AoChuang Holdings (HK) Limited	Hong Kong	March 15, 2023	100%
Aomei (Hainan) New Energy Technology Co., Ltd.	PRC	July 7, 2023	100%
Hainan Aochuang New Energy Development Co., Ltd.	PRC	November 10, 2022	100%
Hainan Dezhong Parallel Auto Sales & Services Co., Ltd.	PRC	September 8, 2015	100%
Hainan Aochuang Qiangsheng Auto Sales & Services Co., Ltd.	PRC	May 28, 2021	100%
Hainan Weilan Auto Management Co., Ltd.	PRC	September 13, 2018	51%
Hainan Xinzhiyi Auto Sales & Services Co., Ltd.	PRC	September 27, 2018	70%